FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934





For the month of April, 2004 (Report No. 2)

Commission File Number: 0-30820

                            Tikcro Technologies Ltd.
                       (formerly Tioga Technologies Ltd.)

                 (Translation of registrant's name into English)

                 126 Yigal Allon Street, Tel-Aviv 67443, Israel

                                (+972-3) 696-2121

                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F X      Form 40-F________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                  Yes____         No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

The consolidated balance sheet and the consolidated statements of operations contained in the press release attached as Exhibit 10.1 to this Report on Form 6-K are hereby incorporated by reference into the Registrant's Registration Statement on Form S-8, Registration No. 333-12904.


                                    CONTENTS

This report on Form 6-K of the registrant consists of the following document which is attached hereto and incorporated by reference herein:

1.   Press Release: Tikcro Technologies Reports 2003 Fourth Quarter Results.
     Dated: February 23, 2004.





                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                 Tikcro Technologies Ltd.

                                                 (Registrant)

                                              By: /s/ Adam M. Klein
                                              --------------------------------
Date: April 18, 2004                          Adam M. Klein for Izhak Tamir,
                                              pursuant to authorization

                                  EXHIBIT INDEX

Exhibit Number                      Description of Exhibit

   10.1 Press Release: Tikcro Technologies Reports 2003 Fourth Quarter Results. Dated: February 23, 2004.

                                  EXHIBIT 10.1
                                                           PRESS RELEASE
For more information contact:
                                                   For Immediate Release

Lee Roth
KCSA Public Relations Worldwide
(212) 896-1209 lroth@kcsa.com



             Tikcro Technologies Reports 2003 Fourth Quarter Results

Tel Aviv, Israel, February 23, 2004 -- Tikcro Technologies Ltd. (OTC BB: TKCRF) today reported results for the fourth quarter and year ended December 31, 2003.

In the fourth quarter, net income was $ 141,000, or $ 0.01 per diluted share. In the year ended December 31, 2003, net income was $12.0 million, or $ 0.47 per diluted share. Net income in 2003 included a capital gain in the amount of $12.8 million related to the sale of all of Tikcro's assets to STMicroelectronics.

As of December 31, 2003, the Company had cash, short-term and long-term marketable securities of $7.9 million and receivables owed by STMicroelectronics, amounted to $2.2 million, of which $805,000 was paid in February 2004.

Following the end of the fourth quarter, Tikcro reached an agreement with STMicroelectronics on the release of funds in the escrow account that was established in connection with the asset purchase agreement. The balance sheet data as of December 31, 2003 reflects this agreement.

Izhak Tamir, Chairman and CEO of Tikcro, said, "We are pleased that all matters regarding the transaction with STMicroelectronics were resolved in a satisfactory manner. The Company is continuing its evaluation of several potential targets with which to effect a business combination."

About Tikcro Technologies:
Until the closing of the Assets Transaction with STMicroelectronics in 2002, Tikcro Technologies Ltd. (formerly known as Tioga Technologies Ltd.) developed standard integrated circuits (ICs) for broadband communications applications. Substantially all of its assets and related liabilities were sold to STMicroelectronics. Tikcro is headquartered in Tel Aviv, Israel. For more information, visit Tikcro website at www.tikcro.com.

Safe Harbor Statement
Certain of the statements contained herein may be considered forward-looking statements that involve risks and uncertainties including, but not limited to, risks related to the asset purchase agreement with STM and risks of operations in Israel. Such risks and uncertainties are set forth in the Company's SEC reports including the Company's Form 20-F. Actual results may materially differ.Results of operations in any past period should not be considered indicative of the results to be expected for future periods. We undertake no duty to update any forward-looking information.
                               (Tables to follow)



                                          Tikcro Technologies Ltd.
                                         Consolidated Balance Sheet
                                         (US dollars in thousands)
-------------------------------------------------------------------------------------------------------------


                                                                December 31,         December 31,
                                                                     2003                 2002
         Assets
               Current assets
               Cash and short-term marketable securities     $      4,706    $            5,559
               STMicroelectronics                                   2,235                 1,693
               Other receivables                                       28                   908
               Inventories                                                                   37
                                                           ---------------      ----------------
                    Total current assets                            6,969                 8,197

               Long-term marketable securities                      3,177                    28
               Severance pay fund                                       _                   894
               Property and equipment, net                              _                   379
                                                           ---------------      ----------------


                    Total assets                             $     10,146    $            9,498
                                                           ------- -------      ----------------

         Liabilities and Shareholders' Equity
               Current liabilities
               Current maturities of long-term loan from
               a related party                                           _  $             1,800
               Trade payables                                            _                  106
               Related party-current account                            44                  674
               Employees and payroll accruals                            _                  448
               Other current liabilities                      $        137                1,218
                                                           -------- -------     ----------------
                    Total current liabilities                          181                4,246

               Long-term liabilities
               Long-term loan from a related party                       _                5,200
               Accrued severance pay                                     _                1,600
                                                           ----------------     ----------------

                    Total long-term liabilities                          _                6,800

               Shareholders' equity                                  9,965              (1,548)
                                                           ----------------     ----------------

               Total liabilities and shareholders'
               equity                                         $     10,146  $             9,498
                                                           -------- -------     ----------------





                                                 Tikcro Technologies Ltd.
                                                Consolidated Statements of Operations
                                       (US dollars in thousands, except per share data)
----------------------------------------------------------------------------------------------------------------------------------


                                                           Three Months Ended December 31             Year Ended December 31
                                                              2003                2002                  2003             2002
                                                              ----                ----                  ----             ----

Development and marketing services                              _                 4,322                2,691              7,912
                                                         ----------------    ----------------       -------------    --------------

Operating expenses:
Research and development services expenses, net                 _                  285                 1,760              4,927

Selling, marketing, general and administrative
expenses                                                       44                  540                  788               2,227

Impairment of property and equipment                            _                  157                                     157

Amortization of deferred stock compensation                     _                   _                   771                635
                                                         ----------------    ----------------       -------------    -------------

Total operating expenses                                       44                  982                 3,319              7,946
                                                         ----------------    ----------------       -------------    -------------

Operating income (loss)                                       (44)                3,340                (628)               (34)

Other income                                                   146                 151                 12,834             9,707
Financial income (expenses), net                               39                 (219)                (228)              (874)
                                                         ----------------    ----------------       -------------    -------------

Net income                                                     141                3,272                11,978             8,799
                                                         ================    ================       =============    =============

                                                         ----------------    ----------------       -------------    -------------
Basic net earnings per share                                  $ 0.01              $ 0.13               $ 0.50             $ 0.35
                                                         ================    ================       =============    =============

Diluted net earnings per share                                $ 0.01             $ 0.12                $ 0.47             $ 0.31
                                                         ================    ================       =============    =============

Basic weighted average shares                                23,726              24,961                23,949             24,772

Diluted weighted average shares                              24,328              28,183                25,288             27,888

                                                         ================    ================       =============    =============

